March 12, 2023

VIA EDGAR

Cara Lubit
Robert Klein
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2021 Response Dated February 13, 2023 File No. 001-15244

Dear Ms. Lubit and Mr. Klein:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 10, 2023, containing the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 10, 2022 (the “2021 Form 20-F”).

For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses. Defined terms in our responses that are not defined below are defined in the 2021 Form 20-F.

In addition, in order to address the points discussed below, the Group proposes to include in its Form 20-F for the Fiscal Year Ended December 31, 2022 the disclosures set out in Annex A hereto.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

March 12, 2023

Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revisions of Prior Period Financial Statements, page 292

1.	We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader risk assessment entity-level control material weakness did not exist as of December 31, 2022 and 2021. Please respond to the following:

•	We note in the root cause analysis you provided, you concluded the two cash flow control deficiencies resulted from missing controls designed to address the risks of presentation and disclosure to the financial statements. While you concluded that one control deficiency was remediated as of December 31, 2021, it does not appear that either control deficiency was linked to risk assessment. In light of the fact that there were indications of missing controls responsive to risks of material misstatements, explain how you believe there was not a failure in the risk assessment entity-level control component as of December 31, 2022 and 2021.

We note the Staff’s concerns, and have now reassessed our position and performed additional procedures. We will report that we have, and have had, a material weakness in internal control over financial reporting as it relates to COSO Principle 7.

•	Given that the control deficiencies remained unremediated for several years, including periods prior to those presented in the December 31, 2021 Form 20-F, tell us how you concluded that this also was not indicative of potential risk assessment failures.

We acknowledge that the control deficiencies remained un-remediated for several years. As noted in our response dated February 13, 2023, management have continued to improve the risk assessment processes which led to the self-identification of the two deficiencies in 2021. We will report that we have had, and have, the material weakness described above.

2.	We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader monitoring entity-level control material weakness did not exist as of December 31, 2022 and 2021. For the unremediated control deficiencies, the following items remain unclear as to how you arrived at the conclusions in your analysis:

•	why you consider the fact that the related transactions were limited, non-core, unique, and/or immaterial to be persuasive support for your conclusions, given the nature of the transactions and the company’s underlying business operations;

•	how your control deficiency evaluation considered the impact of the restatement of previously issued financial statements to reflect the correction of the error;

•	whether you considered the impacts of the magnitude of the potential error for 2019 through 2021 related to not only the individual line items but also the total operating, investing, and financing cash flows in reaching your conclusions, given that you identify these subtotals as important to users of the financial statements; and

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

March 12, 2023

•	when you completed the quantitative analysis of the potential magnitude, and whether it was complete at the time of the initial severity assessment or if you subsequently determined that a supplementary analysis was required.

Please tell us how you considered whether the impact of the potential error indicated any unidentified material weakness(es), including any with the monitoring entity-level control component related to principle 17 of the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013).

As the initial severity assessment for these deficiencies did not include a sufficient quantitative assessment of the could factor at the time of discovery of the error, management has concluded that there was a material weakness in the Group’s internal control over financial reporting as of December 31, 2021 and which continued as of December 31, 2022, related to COSO Principle 17. Specifically, management’s severity assessment of certain control deficiencies did not sufficiently consider the magnitude of the potential misstatement that could result, but rather considered the actual error amongst other qualitative considerations for determining the potential impact and severity of a deficiency.

For completeness, we also address some of the Staff’s questions individually below.

The assessment that the particular items in question were limited, non-core, unique and/or immaterial relates to the fact that although they were activities that would form part of the actual operation of a legal entity; they were not lending and deposit taking, advisory and trading activities, which transactions are numerous in volume. Although at the time management determined it was appropriate to view them as less material, it has reassessed this approach as of December 31, 2022.

Management assessed the magnitude of the error at the time across both individual line items as well as the operating, investing and financing captions. However, management did not appropriately consider the magnitude of the potential misstatement that could result, performed calculations which we recognize could have been more complete, and considered the actual error amongst other qualitative considerations.

As regards the supplementary analysis, we determined this was required in our response of February 13, 2023, which we had not done to that level of quantification at that time.

3.	Please confirm that you have reassessed the root cause and severity for each unremediated control deficiency existing as of December 31, 2022 and their resulting impact to the risk assessment or monitoring entity-level components.

We confirm that we have reassessed the root cause and severity analysis for the control deficiencies existing as at December 31, 2022 and their resulting impact on the risk assessment or monitoring entity-level components. Our conclusions are set out in the responses to comments 1 and 2 above.

* * * * *

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

March 12, 2023

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Robert Arbuthnott, Head of Group Finance and Chief Accounting Officer, in Zurich at 011-41-44-332-6261, Todd Runyan, Group Accountant, in Zurich at 011-41-44-334-8063, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, or me in Zurich at 011-41-44-333-1780.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ Dixit Joshi

Dixit Joshi
Chief Financial Officer

cc:	Mirko Bianchi
Chairman of the Audit Committee Credit Suisse Group AG

Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Annex A

Evaluation of disclosure controls and procedures

The Group has evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group CEO and CFO, pursuant to Rule 13(a)-15(b) under the Securities Exchange Act of 1934 (the Exchange Act). The Group identified certain material weaknesses in internal control over financial reporting as of December 31, 2021 and, consequently, December 31, 2022, which are described below. As a result of these material weaknesses, the Group CEO and CFO have concluded that, as of December 31, 2022, the Group’s disclosure controls and procedures were not effective.

Notwithstanding the existence of these material weaknesses in internal control over financial reporting, the Group confirms that its consolidated financial statements in this Annual Report fairly present, in all material respects, the Group’s consolidated financial condition as of December 31, 2022 and 2021, and its consolidated results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with US GAAP, as reflected in PricewaterhouseCoopers AG’s (PwC) report on those financial statements.

Management’s report on internal control over financial reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2022 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013)”. Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that, as of December 31, 2022, the Group’s internal control over financial reporting was not effective because of the material weaknesses described below. For the same reasons, management has also reassessed its conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2021, and concluded that internal control over financial reporting was also not effective as of such date.

Management did not design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements and did not design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over internal control evaluation process to support the Company’s internal control objectives; (ii) involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives and (iii) assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness, as management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows. Specifically, certain control activities over the completeness and the classification and presentation of non-cash items in the consolidated statement of cash flows were not performed on a timely basis or at the appropriate level of precision. This material weakness resulted in the revisions contained in our previously issued consolidated financial statements for the year ended December 31, 2021 as disclosed in the 2021 Annual Report. Additionally, each of these material weaknesses could result in further misstatements of account balances or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

PwC, the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2022, included in this annual report, has issued an adverse opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2022.

Remediation plans

Management and the Group Audit Committee have worked continuously in recent years to improve the control environment surrounding Financial Reporting with increased investment and additional resources. Management is committed to maintaining a strong internal control environment and implementing measures designed to help ensure that the material weaknesses are remediated as soon as possible. Management is developing a remediation plan to address the material weaknesses referred to above, including strengthening the risk and control frameworks, and which will build on the significant attention that management has devoted to controls to date. Additionally, we will implement robust controls to ensure that all non-cash items are classified appropriately within the Consolidated Statement of Cash Flows.

Changes in internal control over financial reporting

Other than as described above, there were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.